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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                          Form 20-F    X        Form 40-F
                                      ---                   ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                          Yes                   No           X
                                      ---                   ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                          Yes                   No           X
                                      ---                   ---
          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes                   No           X
                                      ---                   ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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


                Endesa's response to Gas Natural's bid; Endesa:
                     ``Stronger business, greater value.''

     NEW YORK--(BUSINESS WIRE)--Oct. 3, 2005--The following is a transcript of an interview by UK based Cantos Communications with Endesa's (NYSE: ELE) CEO and CFO regarding Gas Natural's bid:


     Endesa's response to Gas Natural's bid
     Endesa: "Stronger business, greater value."


     Rafael Miranda Robredo, CEO

     Unacceptable offer

     Q: Why aren't you recommending this takeover to your shareholders?
     A: Because Endesa offers higher value and strong growth with less risk than the offer made by Gas Natural, which is completely unacceptable, is at a ridiculous price, offers very little cash, no takeover premium and also the stock component has a huge risk.

     Q: So what's the reaction of your major shareholders so far?
     A: We are starting our roadshow now. Within the next three weeks, we will see most of our major shareholders. I'm completely convinced that they will support us, rejecting the offer of Gas Natural, which is an opportunistic offer.

     Q: Why do you think a takeover by Gas Natural would destroy value?
     A: Because they are proposing selling strategic assets cheaply, destroying our leading position in Spain. They are also proposing to destroy our European platform, which clearly will give us growth of approximately 15 per cent. in the near future. Also, they are introducing a declining business, which is losing market share, and, on top of that, there are a lot of execution risks and huge negative synergies.

     Q: But isn't there some logic in integrating electricity and gas going forward?
     A: It depends on the integration and with whom you integrate. In the case of Gas Natural, Gas Natural is mainly a distribution company. They are not adding value to our project. For example, they do not have reserves and, also, we are now buying cheaper gas than them.

     Q: Now, you've talked about shareholders losing out, but wouldn't consumers actually benefit from this deal?
     A: Clearly no, because they are proposing to create a duopoly in Spain. It would also create monopolies for gas and electricity in large regions of the country. This would mean that will be a step backwards in the liberalisation process of Spain. So, clearly, there is no benefit for consumers.

     Growth prospects

     Q: Why do you believe Endesa is stronger as an independent company?
     A: Because we are convinced that Endesa will deliver superior growth and value than the combined entity, with less risk.

     Q: But can you  deliver the same growth that can be achieved by a merger of the two companies?
     A: Absolutely, yes. The growth, in our case, will come from markets with high potential growth, such as Spain and Portugal, which will grow at 7 per cent., or our business in Italy that will grow close to double digits. It will also come from operational improvements and from our ongoing cost reduction programme that will deliver us a margin above
        EUR 500m.

     Q: So what are your mid-term targets?
     A: We have clear targets for the next five years. EBITDA will grow between 10 per cent. to 11 per cent. and the dividend will grow above 12 per cent.

     "Stronger business, greater value"

     Q: Germany and France have both effectively created "national champions" in the utility sectors. So why shouldn't Spain?
     A: The combined entity would not be larger than the current Endesa. In fact, in enterprise value, it would only be 12 per cent. larger than us, because they propose to dispose of assets. Also, let me say that, in electricity, they are smaller and weaker. I believe that "national championship" is an old-fashioned idea and probably an anti-competitive idea.

     Q: So why should shareholders stand by this management?
     A: This management is the one that has really created a leading and respected company in the world. We have been able to maintain our leadership in Spain even after the liberalisation measures in 1997.

        We have created a platform of growth in Europe, being in the top five of European utilities. We also have a good business in Latin America. We have created value for our shareholders and we are probably now in our best moment.

     Q: And are you  looking for a "white  knight"?
     A: All I can say is that we know everybody in the industry. We are very well known by the industry and, of course, I am sure that there is a lot of interest in this transaction because Endesa is a great company. Anything could happen, but I'm sure that Endesa has a clear and great future as an independent company.

     Q: So you're confident that Endesa can retain its independence?
     A: Absolutely, yes.

     Jose - Luis Palomo, CFO

     Valuation and bid structure

     Q: Endesa has characterised the Gas Natural bid as cheap and hostile, so what would be a fair price for your stock?
     A: Well, I don't want to be specific on the price because I don't want to put a cap on the valuation of the company for the shareholders. But the bid that we have on the table, and the price, is very low. It's clearly very low for the shareholders and the market has already discounted the offer in less than two weeks.

     Q: So what do you make of the mixed cash/stock bid structure?
     A: It is totally unacceptable. The cash component is very small - only one third - and the cash is coming from the assets of our company, so there is no cash component on the offer. And the paper - that is two thirds - is overvalued paper. It has a lot of risk, and there is also a risk of flowback.

     Q: So what do you make of the  proposal  to on-sell  some of your assets to one of your biggest competitors, Iberdrola?
     A: I think it's kind of a rip-off of our shareholders. Those assets have been earmarked for a large competitor, and they are not getting the proper value that they should have. Actually, in a public auction, they would have a much higher value than the one they have announced.

     Regulatory issues

     Q: Why do you believe Brussels should oversee this bid?
     A: Well, we have received clear advice on how to calculate the revenues of the company, according to the regulations of mergers and concentrations with the regulations of the European Union. It is clear that more than one third of the turnover - more than one third of the revenues - is outside of Spain, because we have large operations in Italy and France. So we do not have two thirds in one country. Therefore, the competitive authorities in this case should be Brussels.

     Q: So do you feel you'll be disadvantaged by regulators if the bid doesn't go through?
     A: We do not think so. The regulator has to be fair. They have to regulate for everybody and they cannot discriminate. Maybe just the opposite; the White Paper studies the regulations and it goes very much along the lines that Endesa has been supporting.

     Returns to shareholders

     Q: Why are you announcing the sale of non-strategic assets? Is this just to bolster your defence?
     A: Not at all. It is not that we announced the sale of non-strategic assets. We have already sold other non-strategic assets; for instance, the telecom assets, for close to EUR 3bn. Therefore, we have a policy of selling those non-strategic assets and in the last 12 months we have sold more than EUR 3.5bn worth of assets. Right now, what we are doing is keeping going with this policy of selling the non-strategic assets. We have identified another EUR 750m worth of assets that are going to be sold in the short-term.

     Q: So what are you  promising in terms of  dividends?
     A: We are promising something that the shareholders are going to like. We are promising 12 per cent. growth in the dividend, based on ordinary income, plus 100 per cent. in dividends rising from the capital gains of the company.

     Q: So why are you announcing specific performance targets for the first time now?
     A: Well, there is a bad bid on the table right now and we want our shareholders to evaluate properly the value of Endesa. We want to share with them the vision that we have for the company and the targets that we think we can achieve. We have identified growth in EBITDA of close to 11 per cent. That is a EUR 3bn growth in EBITDA. The shareholders should now have this information, given the transparency that is needed right now.

     Q: And you're saying this management's committed to that?
     A: Absolutely. We are committing our own compensation to those targets and to achieving the goals that we are now promising to our shareholders.

        CONTACT: Endesa
                 North America Investor Relations Office,
                 Alvaro Perez de Lema, 212-750-7200
                 http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    ENDESA, S.A.

Dated: October 3rd, 2005                    By: /s/ Alvaro Perez de Lema
                                                -------------------------
                                            Name:  Alvaro Perez de Lema
                                            Title: Manager of North America
                                                    Investor Relations